Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

December 2, 2008

ITEM 3                      News Release

A News Release (“News Release”) dated December 2, 2008 was issued and disseminated on December 2, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx” and/or the “Company”) provides notice to ViRexx shareholders of its intention to make a court application for an order for reorganization of ViRexx.

ITEM 5                      Full Description of Material Change

ViRexx announced that an application will be made before Justice Bielby of the Court of Queen’s Bench of Alberta (the “Court”) on December 11, 2008 at The Law Courts, in Edmonton, Alberta at 9:00 a.m. or so soon as the matter is heard thereafter (the “Court Application”) for approval of an Order for Reorganization in ViRexx’s Proposal Proceedings under the Bankruptcy and Insolvency Act (Canada) and under the Alberta Business Corporations Act.  The Court had previously directed that ViRexx’s shareholders be served with notice of the Court Application by way of the News Release.

History of Proceedings
As a result of having insufficient financial resources to meet all of its existing creditor obligations, on October 16, 2008, the Company filed a Notice of Intention to make a Proposal under the Bankruptcy and Insolvency Act (the “Proposal”).  This filing allowed the Company to maintain scaled-back operations and the integrity of its assets while evaluating its strategic alternatives and developing a restructuring proposal for creditors.  During this period Meyers Norris Penny Limited was appointed as trustee (the “Trustee”) and monitored the activities of the Company while the Company formulated a Proposal for its creditors.

On November 17, 2008, the Company obtained an Order from the Court to obtain debtor in possession financing from Paladin Labs Inc. (“Paladin”) in order to assist the Company to complete its restructuring process.  Pursuant to this Order, on November 18, 2008, the Company filed the Proposal with the Trustee who then called and held a meeting of unsecured creditors on November 28, 2008 to consider the Proposal.  At the meeting, unsecured creditors of the Company voted in favour of the Proposal.

Summary of Proposed Order
Under the Proposal and the proposed Order for Reorganization (the “Proposed Order”), Paladin or its assignee is intended to become the sole shareholder of the Company.  One of the consequences of which is that the Company will take the steps necessary to cease being a reporting issuer in Canada and the United States.  Under the Proposed Order, Paladin or its assignee would pay an aggregate amount of $1,250,000 for the payment of priority and preferred creditor claims under the Bankruptcy and Insolvency Act, payment of legal and Trustee costs, repayment of the debtor in possession financing and finally, the pro rata payment to unsecured creditors with the remaining funds.  All existing shares and options in the Company would be cancelled pursuant to the Proposed Order with no payment or other consideration.

Under the terms of the Proposed Order, the former ViRexx shareholders could receive, as a class, on a pro rata basis, a contractual right to a payment of $2,000,000 in the aggregate, provided that on or before December 31, 2009, the Company receives net cash proceeds from the licensing, sale or other disposition of certain assets of the Company (the “Technology”) of a sum equal to not less than $4,000,000.  Deductions from net cash proceeds from the disposition of all or part of the Technology will include amounts invested or loaned by Paladin to the Company in excess of $1,250,000 with a venture capital return of 20% thereon (the “Excess Investment”).  Former shareholders also would receive pro rata 25% of any cash milestone payments, to a maximum of $500,000 in the aggregate, received from the licensing or sale of the Technology within two years from the date of licensing or sale of the Technology as long as the agreement to license or sell the Technology was completed prior to December 31, 2009.  There would also be a deduction from any such milestone payments for any Excess Investment.

There can be no assurance that the Company will complete the proposed transaction with Paladin and, if it does, there can be no assurance that shareholders will receive any proceeds from a licensing, sale or other disposition of all or part of the Technology. Although Paladin is currently committed to seek to realize proceeds from the license, sale or other disposition of the Technology, Paladin may, depending on, inter alia, costs, feasibility and market conditions, re-evaluate its position with respect to the continued development of the Technology and may, as a result, cease or limit such development which, in turn, may cause it to be unable to realize any future proceeds from a license, sale or other disposition of the Technology.

The Application for the Proposed Order
The Company will make the Court Application on December 11, 2008 for approval of the Proposed Order.  At the same time, the Trustee will make a Court application for an Order to approve the Proposal.  Under the Order granted on November 17, 2008, service of any documents on the shareholders may be affected in the same manner as notice is given of a material change pursuant to s. 146 of the Securities Act, R.S.A. 2000, c. S-4, and such service shall be deemed good and sufficient.  This means that another news release concerning the matters contained in the Proposed Order will be disseminated and a material change report will be filed.

Accordingly, the issuance of the News Release (and the filing of the corresponding material change report) shall constitute notice to the shareholders of ViRexx of the Court application on December 11, 2008.  Those wishing to view the documents filed with the Court to support the application are directed to the website of the Trustee, at www.mnpdebt.ca (see “Corporate Engagements”, then select “ViRexx Medical Corp.”).

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

December 8, 2008